Sentage Holding Inc.

501, Platinum Tower 233 Taicang Road

HuangPu, Shanghai City 200001, People’s Republic of China

October 18, 2023

VIA EDGAR

Ms. Aisha Adegbuyi

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Re:	Sentage Holdings Inc.
Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022
Response dated September 15, 2023
File No. 001-40580

Dear Ms. Adegbuyi:

This letter is in response to the letter dated October 3, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Sentage Holdings Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects

Operating expenses, page 97

1.

Please refer to prior comment 12. We note that your proposed disclosure in your response is nearly the same as the existing disclosure on page 97 of your Form 20-F for the year ended December 31, 2022. Please revise future filings, and provide us with a draft of your proposed disclosure, to disclose the individual material components which make up your total selling, general and administrative expenses for the reporting periods presented. For example, your disclosure should:

●	identify and quantify each individually significant component of selling, general and administrative expenses;

●	quantify the change in each respective component during each period; and

●	discuss the reasons for the increases or decreases in the specific dollar amounts for each of the components identified.

RESPONSE: We acknowledge the Staff’s comment and will provide the required disclosures per the Staff’s comment in future filings. Please see a draft of our proposed disclosure as follows:

Our selling, general and administrative expenses mainly consisted of professional expenses, employee compensation, rental expenses, depreciation expenses, office expenses and other expenses, such as travel expenses and entertainment expenses, etc.

For the fiscal years ended December 31, 2022 and 2021, our selling, general and administrative expenses amounted to $2,714,546 and $3,006,859, respectively. For fiscal year 2022, there was a decrease of $292,313, or 9.7%, as compared with fiscal year 2021. The decrease was primarily attributable to the following: (i) a decrease in the professional fees, due to the fact that the Company incurred one-time professional fees of $543,894 in relation to its initial public offering in fiscal year 2021; (ii) an increase of $161,184 in employee compensation, such as basic salaries, social insurance, and remuneration for the Company’s directors, which the Company did not incur prior to its initial public offering in fiscal year 2021; (iii) an increase in the rental expenses of $119,269, due to the new lease contracts signed in October 2021; and (v) a decrease of $28,872 in the other expenses, such as office expenses, R&D expenditure, and travel expenses, as a result of decreased business activities due to COVID-19 lock-downs in fiscal year 2022.

Convenience translation, page F-13

2.	Please refer to prior comment 16. We note in your proposed disclosure that you perform translation for income and expense items using the average exchange rate for “the next financial year.” Please tell us how this policy complies with the guidance in ASC 830 or, if accurate, revise your disclosure to clarify that your translation of income and expense items uses an average exchange rate for the periods presented in the consolidated financial statements. Refer to ASC 830-10-55-10 and 55-11.

RESPONSE: We acknowledge the Staff’s comment, and will revise the related disclosure in the next filling as follows:

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in China uses Renminbi (“RMB”) as the functional currency.

The consolidated financial statements of the Company and its subsidiaries are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities, and using the average exchange rate for income and expense items for the financial year. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Translation gains and losses are recognized in the consolidated statements of comprehensive income and other comprehensive income (loss) as other comprehensive income or loss.

Except for the shareholders’ equity, the consolidated balance sheet accounts on December 31, 2022 and 2021 were translated at RMB6.8972 and RMB6.3757 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rate applied to consolidated statements of comprehensive income and other comprehensive income (loss) for the years ended December 31, 2022 and 2021 was RMB6.7290 to $1.00 and RMB6.4508 to $1.00, respectively. Consolidated cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

General

3.	We note that you responded to prior comments 1, 2, 4 and 7 with a statement that you will make the requested changes in future filings. Provide us with an example of the responsive disclosure to each comment in your response to this comment letter.

RESPONSE: Please see our proposed revised disclosure in response to prior comments 1, 2, 4 and 7 as follows:

Introduction, page ii:

1.	In future filings, disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We acknowledge the Staff’s comment, and will provide the below disclosure under “Introduction” in the next filing:

Permissions from the PRC Authorities

As of the date of this annual report, we, our PRC subsidiary, and the VIEs have received from PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and no such permission or approval has been denied. These licenses, permissions, and approvals, which have been successfully obtained, are: (1) business licenses; and (2) third-party payment license. However, in the future, if any additional approvals or permissions are required, we cannot assure you that any of these entities will be able to receive clearance of compliance requirements in a timely manner, or at all. Any failure to fully comply with any compliance requirements may cause our PRC subsidiary, or the VIEs, to be unable to operate their businesses in the PRC, subject them to fines, relevant businesses or operations suspension for rectification, or other sanctions.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require that any network platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. As advised by our PRC counsel, the operations of the PRC operating entities (our PRC subsidiary and the VIEs) and our continued listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC operating entities (i) possess personal data of fewer than one million individual clients; (ii) do not collect data that affects or may affect national security in their business operations, as of the date of this annual report; and (iii) do not anticipate that they will be collecting over one million users’ personal information or data that affect or may affect national security in the near future. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions and the costs of compliance with, and other burdens imposed by such laws and regulations may limit the use and adoption of our products, which may have material adverse effects on our business, operations, and financial condition.

In addition, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”) and released five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall file with the CSRC pursuant to the requirements of the Trial Measures within three working days following submission of relevant application for listing or completion of any subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material facts or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, and the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The CSRC also held a press conference for the release of the Trial Measures and issued the CSRC Notice, which, among other things, clarified that PRC domestic companies that were listed overseas before the effective date of the Trial Measures shall be deemed to be “Existing Issuers”, who would not be required to complete the filing procedure with the CSRC immediately, but shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, we are an Existing Issuer, and will be required to file with the CSRC within three working days following the completion of any subsequent overseas offerings.

As of the date of this annual report, we believe that, except as described above, none of the Company, our PRC subsidiary, or the VIEs, will be required to obtain permission from the CSRC, the CAC, or any other Chinese authorities to offer our securities based on PRC laws and regulations currently in effect, and we have not been denied such permission by any Chinese authorities. However, we cannot assure you that the PRC regulatory agencies, including the CAC or the CSRC, would take the same view as we do, and there is no assurance that our PRC subsidiary, or the VIEs, will always be able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of their present or future business. If our PRC subsidiary, or the VIEs (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiary, or the VIEs, are required to obtain such permissions or approvals in the future, they could be subject to fines, legal sanctions, or an order to suspend their relevant services, which may materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

2.	In your next 20-F, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Affirmatively state if you have requested approval to transfer cash to the WFOE or to entities outside of China, and if you have requested permission, and identify specifically any time when permission was denied or the relevant authority otherwise declined to provide permission.

RESPONSE: We acknowledge the Staff’s comment, and will provide the following disclosure under the Introduction” section in the next filing:

Distributions and Dividends

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. See “Item 3. D. Risk Factors—Risks Related to Doing Business in China—To the extent cash or assets of our business, or of the PRC Operating Entities, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.”

For the fiscal year 2022, 2021, and 2020, and as of the date of this annual report, there were no dividends distributed between the holding company and its subsidiaries and consolidated VIEs or to investors. Cash is transferred among our Company, our subsidiaries, and the VIEs, in the following manner: (i) funds are transferred to WFOE from our Company as needed through Sentage HK, our Hong Kong subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by a VIE to WFOE, as service fees according to the VIE Agreements; (iii) dividends or other distributions may be paid by WFOE, to our Company through Sentage HK; and (iv) WFOE and the VIEs lend to and borrow from each other from time to time for business operation purposes.  As of the date of this annual report, cash transfers and transfers of other assets among the Company, its subsidiaries, and the VIEs, were as follows:

●	For fiscal year 2021, the Company transferred the net IPO proceeds in the amount of $16.91 million to Sentage HK, and Sentage HK transferred cash in the amount of $0.1 million to WFOE.

●	For fiscal year 2022, Sentage HK transferred cash in the amount of $1.4 million to WFOE, and WFOE transferred cash in the amount of $1.1 million to the VIEs.

As of the date of this annual report, the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements, nor are there any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As such, we have not requested approval to transfer cash to WFOE or to entities outside of China.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they become due in the ordinary course of business. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future, or any funds will be transferred from one entity to another on a regular basis. As such, we have not installed any cash management policies that dictate how funds are transferred among Golden Sun Cayman, its subsidiaries, or investors.

If we determine to pay dividends in the future, as a holding company, we will rely on payments made from the VIEs to WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to Sentage HK as dividends from WFOE. Certain payments from the VIEs to WFOE are subject to PRC taxes, including business taxes and value-added taxes. In addition, if any VIE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Current PRC regulations permit WFOE to pay dividends to Sentage HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our operating entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our operating entities in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Sentage HK may be considered a non-resident enterprise for tax purposes, so that any dividends Sentage WFOE pays to Sentage HK may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration—People’s Republic of China Enterprise Taxation.”

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by Sentage WFOE to its immediate holding company, Sentage HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Sentage HK intends to apply for the tax resident certificate if and when Sentage WFOE plans to declare and pay dividends to Sentage HK. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Sentage WFOE, and dividends payable by Sentage WFOE to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Item 3. Key Information

Risk Factors, page 1

4.	We note your disclosure on page ii that “VIE Agreements have not been tested in a court of law in China as of the date of this annual report, and as a result we are subject to various risks.” In your next filing, revise the summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the market value of your securities.

RESPONSE: We acknowledge the Staff’s comment, and will revise the summary of risk factors to add the following disclosure in the next filing:

We do not have any equity interests in the Sentage Operating Companies, or the VIEs, whose financial results have been consolidated by us in accordance with U.S. GAAP, because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via the VIE Agreements. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Investors of our Ordinary Shares, thus, do not own any equity interest in the Sentage Operating Companies, or the VIEs, in China, but instead own an equity interest in a Cayman Islands holding company. For details of the VIE Agreements, see “ITEM 4. C. Organizational Structure – The VIE Agreements”; and for the risks associated with the VIE Agreements and the VIE structure, see “ITEM 3D. Risk Factors – Risks Related to Our Corporate Structure”.

We are subject to risks associated with our VIE structure. Investors may never directly hold equity interests in the VIEs. If the PRC government finds that the contractual arrangements which establish the structure of our business operations do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which would result in the VIEs being deconsolidated. A majority of our assets, including the necessary licenses to conduct business are held by the VIEs and their subsidiaries. Substantially all of our revenue is generated by the VIEs. The deconsolidation of the VIEs would have a material adverse effect on our operations and substantially diminish the value of our Ordinary Shares. There are uncertainties about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial performance. The value of the Ordinary Shares may significantly decline or become worthless as a result. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with having substantially all of our operations in China and with the complex and evolving PRC laws and regulations, and as a result these risks may result in material changes in the operations of our subsidiaries, the VIEs, and their subsidiaries, significant depreciation or a complete loss of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of the VIEs, the requirement of regulatory approvals for offerings and listings conducted overseas and foreign investment in China-based issuers, the use of VIEs, the enforcement of an anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy, as well as the risk of delisting if the PCAOB is unable to conduct inspections of our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or continue to list on a United States or other foreign exchange. Furthermore, rules and regulations in China can change quickly with little advance notice, and the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. These risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Risk Factors—Risks Related to Doing Business in China.”

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business”, “Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the operating entities’ business and operations,” and “The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our Ordinary Shares to significantly decline or be worthless.”

The disclosures in our reports and other filings with the SEC, page 39

7.	We note your disclosure that your filings are not subject to review by the CSRC or any other PRC authority. We also note your disclosure, including on page 41 about the Chinese government’s ability to exert significant influence and control over your operations, as well as your uncertainty as to the application of the trial measures on your obligation to seek CSRC approval. In future filings, please clarify the extent of any review of your SEC reports, as of an applicable date. Also, please ensure that the disclosure adequately reflects the unsettled nature of the regulation of foreign investment in China and the evolving regulatory landscape in China and Hong Kong.

RESPONSE: We acknowledge the Staff’s comment, and will revise the risk factor as follows in future filings:

The disclosures in our reports and other filings with the SEC and our other public pronouncements may be subject to the scrutiny of regulatory bodies in the PRC.

Our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosures and public pronouncements are currently not subject to the review or scrutiny of any PRC regulatory authority, except as described herein below. For example, the disclosure in our SEC reports and other filings are not subject to the review by the CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic PRC companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and submit relevant documents, including the prospectus and other listing documents submitted to overseas regulatory authorities, to the CSRC. PRC domestic companies that were already listed overseas before the effective date of the Trial Measures are deemed to be “Existing Issuers”, who are not required to complete the filing procedures with the CSRC immediately, but shall be required to file with the CSRC for any subsequent offerings within three business days after the completion of such offerings. Based on the foregoing, we are an Existing Issuer, and if we complete any subsequent overseas offerings, then we will be required to file with the CSRC within three working days following the completion of such subsequent offerings. However, because rules and regulations in China can change quickly, and the Chinese government may exert more oversight and control over foreign investment in China-based issuers, our listing or SEC reports may be subject to the scrutiny of regulatory bodies in the PRC with little advance notice.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Sincerely,

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name:	Qiaoling Lu
Title:	Chief Executive Officer

Cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC